Exhibit 99.1

NEWS RELEASE

Endeavour Silver Produces 797,054 oz Silver (Up 20%)
 and 4,607 oz Gold (Up 28%) in Third Quarter, 2010

Vancouver, BC, Canada – October 7, 2010 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) announced today its silver and gold production for Q3, 2010 from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.

Silver production totalled 797,054 ounces (oz) and gold production amounted to 4,607 oz in Q3, 2010, up 20% and 28% respectively compared to Q3, 2009. As a result, silver-equivalent production rose to 1,096,509 oz in Q3, 2010, using gold as the only silver equivalent, at a silver:gold ratio of 65:1.

The Third Quarter, 2010 production data are outlined in the following table:

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	75,039	815	326	0.77	74.4	83.2	585,421	1,545
Guanajuato	51,560	560	177	2.45	72.1	75.3	211,632	3,060
Consolidated	126,599	1,346	265	1.45	73.8	77.8	797,054	4,607

Godfrey Walton, President and COO, stated, “Endeavour delivered yet another strong quarter of silver and gold production in Q3, 2010, comparable to our production in Q2, 2010, as forecast.  With our 2010 mine and plant expansion programs now complete or nearing completion, we expect production to rise again in Q4, 2010.  The Company is well on track to beat our 2010 production forecast of 3.1 million oz silver and 15,000 oz gold.”

Consolidated plant throughput and gold grades were up slightly over Q2, 2010 thanks to improved performance at Guanajuato; however, consolidated silver and gold recoveries were down slightly as a result of introducing new ores at both the Guanacevi and Guanajuato plants.  Work is now underway to try and bring metal recoveries back up to previous levels.

Capital projects now complete at Guanacevi include the new Porvenir Cuatro mine access ramp and ventilation raise, and the new Santa Cruz mine access ramp.  Both ramps intersected their respective ore zones ahead of schedule and production is now underway.  As a result, the Company has built up a 90,000 tonne ore stockpile in anticipation of operating the plant at its new 1,000 tpd capacity.  At the Guanacevi plant, the new 2,400 tpd crushing circuit and various piping, electrical and automation projects are now installed, and the counter-current decantation, Merrill Crowe and tailings facilities have been refurbished and/or expanded.

Capital projects to be completed at Guanacevi in October include the mill thickener, crusher patio, concentrate mixer and plant transformer.  At Guanajuato, the new Lucero South ventilation raise has been completed and the new mine access ramp is scheduled to intersect ore in the next few weeks.  Because of Endeavour’s success at finding and developing new ore zones at Guanajuato over the past two years, management is now considering a substantial mine and mill expansion at Guanajuato for next year.

Godfrey Walton, M.Sc., P. Geo., the President and COO for Endeavour, is the Qualified Person who reviewed this news release and oversaw the mining operations.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford Cooke"

BRADFORD COOKE
Chairman and Chief Executive Officer

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.